October 21, 2010
VIA EDGAR AND FACSIMILE
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Promotora de Informaciones, S.A. Registration Statement on Form F-4 (File No. 333-166653)
Dear Mr. Spirgel:
     Promotora de Informaciones, S.A., a company organized under the laws of the Kingdom of Spain (the “Registrant”), hereby requests that the effectiveness under the U.S. Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form F-4, as amended, be accelerated to 12:00 noon on October 25, 2010, or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Additionally, as requested in your letter dated August 31, 2010, Liberty Acquisition Holdings Corp. (“Liberty”) hereby acknowledges the following with respect to the proxy statement/prospectus included as part of the above-referenced Registration Statement and filed by Liberty under cover of Schedule 14A:
•	Liberty is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Liberty may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the request for acceleration, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234, or his colleague, Nancy B. Greenbaum, at (212) 403-1339, of Wachtell, Lipton, Rosen & Katz, counsel to the Registrant. If you have any questions regarding the acknowledgements of Liberty, please contact Alan I. Annex, at (212) 801-9323, or his colleague, Jason T. Simon, at (703) 749-1386, of Greenberg Traurig, LLP, counsel to Liberty. In addition, please notify Ms. Greenbaum when this request for acceleration has been granted.

Sincerely, Promotora de Informaciones, S.A.
By:	/s/ Iñigo Dago Elorza
Iñigo Dago Elorza General Counsel and Secretary
Liberty Acquisition Holdings Corp.

By:	/s/ Jared S. Bluestein
Jared S. Bluestein Secretary

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